Chesapeake Midstream Partners, L.P.

777 NW Grand Boulevard

Oklahoma City, Oklahoma 73118

(405) 935-1500

July 20, 2010

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Chesapeake Midstream Partners, L.P.

Amendment No. 4 to the Registration Statement on Form S-1

Filed July 6, 2010

File No. 333-164905

Dear Mr. Owings:

Set forth below are responses of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2010, with respect to Amendment No. 4 to the Partnership’s Registration Statement on Form S-1, File No. 333-164905 (as amended, the “Registration Statement”), filed with the Commission on July 6, 2010 (“Amendment No. 4”).

Concurrently with the submission of this letter, we are submitting to the Staff through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All capitalized terms and references to page numbers and captions correspond to page numbers in Amendment No. 5, unless otherwise specified.

Prospectus Cover Page

1.    We note your response to comment 1 in our letter dated June 7, 2010. Please delete the reference to Structuring Agent. We would not object if you included this information and other information relating to Joint Book Running Managers, etc. on the back cover page.

Response:

We have revised the cover page of the prospectus in Amendment No. 5 to remove the noted references.

Use of Proceeds, page 48

2.    We note your response to comment 5 in our letter dated June 7, 2010 and your revised disclosure that you expect to receive $393.3 million in net proceeds, and use the proceeds to repay $112 million of borrowings, pay related fees of $5.5 million, and fund expansion capital expenditures for approximately $223.5 million. Please clarify how you intend to use the remaining $52.3 million in net proceeds.

Response:

We have revised the disclosure to clarify that the $52.3 million in net proceeds will be used to fund future expansion capital expenditures. Please see page 48.

Dilution, page 50

3.    We read in the first paragraph under this heading that your net tangible book value excludes $778.1 million of net intangible assets. Please explain to us what these intangible assets are and where they are included in your historical Balance Sheet.

Response:

We have revised the disclosure in response to the Staff’s comment. The reference to net tangible book value and associated intangible assets was inadvertently included in our previous filing. Because we have no intangible assets, we have removed this language from Amendment No. 5. Please see page 50.

4.    Please provide us with your calculation of net tangible book value per unit before the offering.

Response:

Please be advised that the calculation is as follows:

$1,653,519,000 / 119,721,678 units = $13.811 per unit.

Net tangible book value equals net tangible book equity (which includes no intangible equity) before the offering divided by all the units that are represented by those contributing that equity to the Partnership. This excludes only the public common units to be issued in connection with the offering.

a. $1,653,519,000 = $1,803,519,000 (the book equity at March 31, 2010) -$150,000,000 (cash distribution to members on May 4, 2010)

b. 119,712,678 units is comprised of 47,826,122 of GIP/CHK common units, 69,076,122 of GIP/CHK subordinated units and the 2.0% general partner interest, which has a dilutive effect equivalent to approximately 2,819,434 units.

Partnership Statement of Estimated Adjusted EBITDA, page 57

Assumptions and Considerations, page 58

Revenue, page 58

Minimum Volume Commitment Payment, page 59

5.    We read that your forecast assumes that you recognize revenue of $59 million during the twelve months ending June 30, 2011 as a result of projected volumes being less than the minimum volume commitments. In your Amendment No. 3 to your S-1 that was filed on May 24, 2010, this estimate was $34 million. Please explain to us this increase in your forecasted revenue from minimum volume commitments.

Response:

The increase in forecasted revenue from minimum volume commitments between our Amendment No. 3 and Amendment No. 4 is a result of a decrease in our forecast of throughput across our gathering systems for the period ending June 30, 2011. Our forecasted revenue in Amendment No. 3 included a total throughput forecast of 615 Bcf versus 602 Bcf in the current forecast in Amendment No. 4. The decrease in forecasted throughput is comprised of a decrease in Barnett Shale volumes offset by an increase in Midcontinent region volumes. Our minimum volume commitment relates only to throughput in our Barnett Shale region, thus the offsetting increase in Midcontinent volumes did not provide a corresponding offset to the revenue from the minimum volume commitment. The decrease in Barnett Shale throughput is driven primarily by construction delays on our midstream gathering projects and certain delays in well completions by our customers, principally Chesapeake. However, Chesapeake still plans to meet the targeted rig count of 25 rigs in the Barnett Shale by Q4 2010, thus no other defined assumptions needed to be changed.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 80

Liquidity and Capital Resources, page 96

Our Predecessor’s Liquidity and Capital Resources, page 99

6.    Please revise your narrative analysis of predecessor cash flows for 2009 to better explain the underlying reasons for the net cash provided by operating activities during this period. Stating that operating cash flows are attributable to cash flow from operating activities offset by changes in working capital accounts merely describes how the net cash flow number is calculated without providing any information that is specific to your particular company. Refer to Section IV of our Release 33-8350.

Response:

We have revised the disclosure in response to the Staff’s comment by providing additional details about cash flow from operations for the Predecessor 2009 Period. The following disclosure has been added:

“Net cash provided by operating activities for the Predecessor 2009 Period included operating cash flow generated by expansion projects placed into service in 2008 and 2009 offset by a decrease in accounts payable resulting from the completion of significant capital expenditure projects during the Predecessor 2009 Period.”

Unaudited Pro forma Balance Sheet as of March 31, 2010, page F-3

7.    Please refer to pro forma adjustment (e). We note that you have offset $5.5 million of expenses in connection with the amendment of your revolving credit facility against your equity accounts in your pro forma balance sheet as of March 31, 2010. We note a similar disclosure in your pro forma capitalization numbers presented on page 49. Please explain to us why you believe this is appropriate. Please refer to SAB Topic 5A Expenses of Offering and ASC 470-50.

Response:

We have revised the pro forma financial statement classification of the $5.5 million of expenses we expect to incur in connection with the amendment of our revolving credit facility. These costs will be capitalized as deferred charges; therefore, they will be shown as an adjustment to Other Assets rather than Member’s Equity. We believe this presentation is in compliance with ASC 470-50 and SAB Topic 5A. Please see pages 49 and F-3.

Chesapeake Midstream Partners, L.P. Balance Sheet, page F-36

8.    Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date. Please also apply this comment to the Balance Sheet of Chesapeake Midstream GP, L.L.C. on page F-39.

Response:

We have updated the financial statements and related financial information included in the Registration Statement as necessary to comply with Rule 3-12 of Regulation S-X. Please see pages F-38, F-39, F-43 and F-44.

Exhibit 5.1 – Opinion of Vinson & Elkins L.L.P.

9.    Please revise the first paragraph to include the 3,187,500 common units to cover the over-allotment option in the definition of Common Units.

Response:

Exhibit 5.1 has been revised to include the common units pursuant to the underwriters’ over-allotment option in the definition of Common Units and refiled.

Exhibit 10.1 – Credit Agreement

10.    We note that the credit agreement dated September 30, 2009 was not filed in its entirety. Please refile the complete exhibit, including all of the schedules and exhibits thereto. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Response:

Exhibit 10.1 has been revised to include the requested schedules.

*    *    *    *    *

If you have any questions or comments concerning these responses or Amendment No. 5, please contact the undersigned at (405) 879-6134 or D. Alan Beck, Jr. or Alan P. Baden of Vinson & Elkins L.L.P., whose telephone numbers are shown below.

Very truly yours, CHESAPEAKE MIDSTREAM PARTNERS, L.P.

By:	Chesapeake Midstream GP, L.L.C., its general partner

By:	/S/ J. MIKE STICE
J. Mike Stice Chief Executive Officer

cc:	D. Alan Beck, Jr., Esq.

Vinson & Elkins L.L.P.

(713) 758-3638

cc:	Alan P. Baden, Esq.

Vinson & Elkins L.L.P.

(212) 237-0001